

July 7, 2015

Joseph W. Dziedzic
Chief Financial Officer
The Brink's Company
P.O. Box 18100
1801 Bayberry Court
Richmond, VA 23226-8100

      Re: The Brink's Company
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 5, 2015
             File No. 001-09148

Dear Mr. Dziedzic:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief